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Exhibit 12.1

Statement of Computation of Ratios

        Ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges consist of interest charges, capitalized interest and amortization of debt issuance costs. The computation is as follows:

	Fiscal years ended October 31,					Six months ended April 30, 2004
	1999	2000	2001	2002	2003
	(dollars in thousands, except per share data)
Income (loss) before income taxes	$60,987	$(14,856)	$45,622	$81,614	$65,823	$28,526
Add:
Interest expense	14,402	15,255	16,555	14,812	2,517	2,510
Debt issuance amortization	540	502	367	121	312	246
Capitalized interest	(1,611)	(1,941)	(1,666)	(1,879)	—	—
Earnings (loss) as defined	$74,318	$(1,040)	$60,878	$94,668	$68,652	$31,282
Interest expense	$14,402	$15,255	$16,555	$14,812	$2,517	$2,510
Debt issuance amortization	540	502	367	121	312	246
Capitalized interest	(1,611)	(1,941)	(1,666)	(1,879)	—	—
Fixed charges as defined	$13,331	$13,816	$15,256	$13,054	$2,829	$2,756
Ratio of earnings to fixed charges	5.6x	*	4.0x	7.3x	24.3x	11.4x

*
For the fiscal year ended October 31, 2000, fixed charges exceeded earnings by approximately $14.9 million.

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  Exhibit 12.1
Statement of Computation of Ratios